Exhibit 11.1

SOLIGEN TECHNOLOGIES, INC.
Computation of Net Loss per Share

	Three Months Ended
	June 30,

	2001	2000

Weighted average number of shares outstanding	37,101,000	36,383,000

Net loss	$(499,000)	$(416,000)

Net loss per share – basic and diluted	$(0.01)	$(0.01)